Dhiya El-Saden
Direct: +1 213.229.7196
Fax: +1 213.229.6196
DElSaden@gibsondunn.com

November 23, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549-3628

Attention: Christina Chalk

Re:	Comment Letter dated November 17, 2011 regarding

PDL BioPharma, Inc.’s Schedule TO-I Filed on November 15, 2011

CIK Number 0000882104

Dear Ms. Chalk:

This letter is submitted on behalf of PDL BioPharma, Inc. (the “Company”) in response to the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Schedule TO-I (CIK Number 0000882104) filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2011 (the “Registration Statement”). The Company has endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. Following this submission, the Company will file with the Commission Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”).

General

1.	Item 10 of Schedule TO requires you to provide the financial statements set forth in Item 1010(a) of Regulation M-A, where material. In response, you incorporate by reference to financial information in PDL’s periodic reports and specifically, in its most recent Forms 10-K and 10-Q. However, where financial information is incorporated by reference into tender offer materials, you must at minimum provide the summary financial information set forth in Item 1010(c) of Regulation M-A in the disclosure document that is disseminated to security holders. See Q&A No. 7 in the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001) (when financial information is material in a Schedule TO, the disclosure document disseminated to target security holders must contain at least these summary financial statements). Please revise.

The summary financial information contemplated by Item 1010(c) of Regulation M-A is only required under Item 10 of Schedule TO if the full financial statements are required to be furnished and are instead incorporated by reference. The full financial statements are only required to be furnished if the Company’s financial condition is “material to [the] security holder’s decision” to tender, consistent with Q&A No. 7 in the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001).

In the Company’s current exchange offer, the Company’s financial condition is not material to a note holder’s decision on whether to exchange the old notes for new notes because (i) the new notes being issued to the holders surrendering old notes contain economic terms that are substantially similar those of the old notes, including the same maturity date and interest rate, (ii) the exchange will have no material impact on the note holders’ risk exposure to the Company or on the Company’s financial condition, (iii) the exchange offer is not subject to any financing conditions, (iv) the exchange offer applies to all outstanding old notes and (v) the Company is a public reporting company under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Summary financial information is not automatically required simply because full financial statements have been incorporated by reference. In the instant case, the Company incorporated its financial statements in its Schedule TO for informational purposes and without conceding that such financial statements are material to a decision to tender.

2.	See our last comment above. For the same reason, the disclosure on book value per share that currently appears in Item 10 of the Schedule TO-I only should be reproduced in the Offering Memorandum.

As described in response to comment 1 above, the Company’s financial condition is not material to a note holder’s decision whether to exchange the old notes. The Company does not consider the book value per share of its common stock to be material to its stockholders in general, as evidenced by the fact that the Company has a negative book value yet positive earnings and a market capitalization in excess of $800 million, due in large part to the fact that the Company’s Queen et al. patents, its most valuable asset from which it derives almost all of its revenue, is not attributed a fair market value and, consequently, is not carried on the Company’s balance sheet. Accordingly, the Company does not report book value per share in its periodic reports. For the same reason, the Company’s book value per share is not material to note holders or to their decision whether to tender in the exchange offer.

3.	The Capitalization section on page 27 of the Offering Memorandum does not appear to contain all of the pro forma disclosure required by Item 1010(b) of Regulation M-A. As an example, we do not see disclosure of the pro forma effect of the exchange offer on PDL’s book value per share or ratio of earnings to fixed charges. Please revise or advise.

Item 1010(b) of Regulation M-A only requires pro forma information if it is material to the note holder’s decision to tender. As described in response to comment 2 above, the Company’s book value of its common stock is not material to its stockholders or note holders. Amendment No. 1 will provide a corrected negative book value per share of $(1.74) at September 30, 2011, and the Company supplementally advises the Commission Staff that the pro forma book value per share, after giving effect to the exchange of all outstanding old notes as of September 30, 2011, would remain $(1.74).

The Company supplementally advises the Commission Staff that its pro forma ratio of earnings to fixed charges, after giving effect to the exchange of all outstanding old notes as of November 1, 2010 (the date on which the old notes were issued), is 4.4 for the year ended December 31, 2010, and 8.9 for the nine months ended September 30, 2011, which ratios do not vary materially (i.e., they vary by less than 10%, the materiality standard for the pro forma ratios set forth in Item 503(d) of Regulation S-K) from the actual ratios of earnings to fixed charges for those periods of 4.5 and 9.9, respectively, as set forth in the Offering Memorandum.

Hence, the Company does not believe that such pro forma information is material to a decision to tender.

4.	See comments 1, 2 and 3 above. In your response letter, tell us how you will disseminate the required additional financial information in a manner reasonably calculated to inform target note holders about the new information.

The corrected negative book value per share to be provided in Amendment No. 1 will be disseminated by the filing of Amendment No. 1 electronically on EDGAR.

Exhibit (a)(1)(i)—Offering Memorandum

Forward-Looking Statements, page ii

5.	The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C). Therefore, please delete the references to the safe harbor provisions of the Reform Act, or revise to make clear that they do not apply to the statements made in this document.

While the Offering Memorandum refers to the definition of “forward-looking statements” under the Reform Act, it does not state that the safe harbor provisions of the Reform Act apply to the forward-looking statements in the Schedule TO or the Offering Memorandum. In response to the Commission Staff’s comment, Amendment No. 1 will clarify that, notwithstanding any references in the Offering Memorandum, the Reform Act does not apply to forward-looking statements made in connection with the exchange offer.

Incorporation of Certain Documents by Reference, page iv

6.	Schedule TO does not permit “forward incorporation by reference” to documents not yet filed with the Commission. If and when such documents are filed and you wish to incorporate them by reference, please amend your Schedule TO to do so in the manner specified in General Instruction F to the Schedule. Please revise your disclosure accordingly.

In response to the Commission Staff’s comment, Amendment No. 1 will state that the Schedule TO does not incorporate any future filings under the Exchange Act, except to the extent the Company hereafter amends the Schedule TO to do so.

Summary Terms of the Exchange Offer, page 3

7.	Refer to the disclosure in the second sentence of this section to the effect that the “summary is not intended to be complete.” While it is acceptable to note that the summary does not restate all of more complete disclosure that appears elsewhere in the Offering Memorandum, it should describe all of the material features of the exchange offer. Please revise.

In response to the Commission Staff’s comment, Amendment No. 1 will clarify that the section of the Offering Memorandum entitled “Summary” provides a summary of the material terms of the exchange offer but should be read in connection with the more detailed information appearing elsewhere or incorporated by reference in the Offering Memorandum.

Conditions of the Exchange Offer, page 33

8.	Conditions to a tender offer should be fully described in the offering materials and must be outside the control of the bidder. We have concerns about the breadth and amorphous nature of the condition in the last bullet point on page 33. It appears that the condition may be asserted if you become aware of “any facts” that have “or may have” adverse significance on the value of the old or new notes. Please revise to more fully and specifically describe the facts referenced here which may allow you to terminate the exchange offer, such that a reasonable note holder would have an idea whether or not this condition had been “triggered.”

The condition providing the Company with a termination right upon the occurrence of an event that “may have” adverse significance on the value of the old notes or the new notes will be interpreted by the Company to mean an event that “reasonably could have” material adverse significance on the value of the old notes or the new notes, and the Company will provide notice to the note holders of the occurrence of any such event. Amendment No. 1 will expressly state this interpretation.

9.	See our last comment above. You may not terminate the offer based on circumstances that are within your control as the bidder, as this would render the offer illusory. Therefore, please revise the language in the first sentence of the second to last paragraph on page 33.

In response to the Commission Staff’s comment, Amendment No. 1 will clarify that the Company has the right to amend or terminate the exchange offer only upon the occurrence of any of the conditions specified in the Exchange Offer.

Procedures for Tendering, page 34

10.

Refer to the disclosure in the first sentence of this section. Tender offers such as this one that are subject to the all holders provisions of Rule 13e-4(f)(8)(i) generally may not be restricted to participation by record holders only. Explain in your response letter why this restriction is appropriate here, given the nature of the way these notes are held. Alternatively, revise this language.

The exchange offer is not restricted to participation by record holders only. The section of the Offering Memorandum entitled “Terms of the Exchange Offer—Procedures for Tendering” referenced in this comment states correctly that only record holders may tender because all old notes are held in book-entry form, and mechanically only record holders may effect a tender of notes held by book-entry. This statement in no way excludes or restricts beneficial owners from participating in the exchange offer; to the contrary, directions are explicitly provided in the immediately following paragraph on how beneficial owners may tender by instructing the record holder to tender on their behalf. Accordingly, the Company does not believe revision is required.

Determination of Validity, page 35

11.	See our last comment above and refer to the last bullet point in this section. In your response letter and with a view to revised disclosure, explain what you mean by determining the eligibility of any holder of old notes to participate in the exchange offer. Given that all holders of subject securities must be permitted to participate under the all holders provision applicable to this offer and cited in our last comment, are you referring to a defect in tender only? Please revise or advise.

The reference to determining the eligibility of a holder of old notes to participate in the exchange refers to determining whether there is any defect in a tender, including determining whether the tendering holder is, in fact, a record or beneficial note holder.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (213) 229-7196.

Sincerely,

/s/ DHIYA EL-SADEN
Dhiya El-Saden